UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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    SEC FILE NUMBER
       000-30724
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                                        FORM 12b-25
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     CUSIP NUMBER
      61411N 104
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                                NOTIFICATION OF LATE FILING

(Check One): [ ]Form 10-K [ ]Form 20-F [ ] Form 11-K [X]Form 10-Q [ ]Form N-SAR

                For Period Ended:  September 30, 2003
                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR
                For the Transition Period Ended: _____________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

                         Montgomery Realty Group, Inc.
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                            Full Name of Registrant


                                       n/a
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                            Former Name if Applicable


                       400 Oyster Point Blvd., Suite 415
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           Address of Principal Executive Office (Street and Number)


                     South San Francisco, California 94080
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                            City, State and Zip Code

PART II -  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to the complex tax consequences of the Company's recent transactions, additional time was required to prepare and review the tax provisions as shown in the financial statements and to prepare the disclosure within the text of the Form 10-QSB.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             James T. Graeb                 650                    266-8080
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                (Name)                  (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                 [ ] Yes [X] No


         The Company has not filed an amendment to its current report on Form 8-K with an event date of July 25, 2003, to include the required financial statements.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The net loss for the nine months ended September 30, 2003, was $52,890, while the net income for the nine months ended September 30, 2003, was $470,026, resulting in a difference of $522,916, an increase in net income of approximately 988.67%. This difference between the September 30, 2002, loss and the September 30, 2003, income was the result of the disposition of an asset, to be reflected in the Discontinued Operations portion of the September 30, 2003 financial statement.


                          Montgomery Realty Group, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: November 17, 2003                       By  /s/ James T. Graeb
                                                 -------------------------------
                                                 James T. Graeb
                                                 General Counsel